EXHIBIT 16.1

July 25, 2014

Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

RE: BioCube, Inc.

We have read the statements that BioCube, Inc. will include under Item 4.01 of the Form 8-K report it will file with the Commission on July 25, 2014 regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.01.

Yours truly,

s/s Moss Krusick & Associates